

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

VIA E-MAIL
Saul Sanders
Chief Executive Officer
Shellpoint Mortgage Acceptance LLC
2 Grand Central Tower
140 E. 45th Street, 37th Floor
New York, New York 10017

> **Re: Shellpoint Mortgage Acceptance LLC**
> **Registration Statement on Form S-3**
> **Filed October 15, 2012**
> **File No. 333-184419**

Dear Mr. Sanders:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the base prospectus and either supplement, as applicable.

2.   We note that throughout the registration statement you use the term "Issuer" which you have defined as the issuing entity. Please note that the issuer of asset-backed securities is the depositor for the particular issuing entity, and not the issuing entity itself. Refer to

Securities Act Rule 191 and Item 1101(b) of Regulation AB. Please revise or delete the definition of Issuer in the base prospectus and in each supplement, and replace references to the Issuer in the registration statement with "issuing entity" as appropriate.

3. We note that throughout the registration statement you use the term "the company" which is not defined in the registration statement. Although in most cases the term appears to be referencing the depositor, in some places it is not clear whether the depositor or the issuing entity is being referenced. Please revise the registration statement to replace references to the company with the appropriate transaction party (e.g., the depositor, the issuing entity, etc.).

4. Please review defined terms to ensure correct and consistent usage throughout the registration statement and that all capitalized terms are defined. For example, we note that Balloon Loan and Pre-Funding Period are not defined.

5. We note that there are cross-references in the registration statement to sections that we could not locate (e.g., "The Mortgage Pool—Underwriting Standards; Representations" and "The Mortgage Pool—Conveyance of Subsequent Mortgage Loans and the Pre-Funding Account"). Please review all cross-references and revise so they are correct and consistent throughout the registration statement.

6. Please confirm that you will file any enhancement or support agreements and agreements related to derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5) of Regulation AB, respectively.

7. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

8. We note that you may issue asset-backed certificates (in addition to asset-backed notes) under your registration statement. Tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Base Prospectus

Introduction, page 1

9. Please revise your references to "trust fund" to refer to the "issuing entity" here and throughout your prospectus and supplements, as applicable.

The Mortgage Pools, page 2

General, page 2

10.   We note your disclosure that the mortgage loans may consist of single family loans. Your prospectus supplements contemplate one-to-four family mortgage loans. Please revise or advise.

11.   Furthermore, your base prospectus contemplates including buydown mortgage loans and your prospectus supplement states that none of the mortgage loans are buydown mortgage loans. If you intend to include buydown loans, please revise your prospectus supplement to indicate the type of disclosure you will provide.

Representations by Sponsor, page 8

12.   We note your disclosure on page 9 that the sponsor's repurchase obligation will not arise if, after the loan is sold by the sponsor, an event occurs that would have given rise to a repurchase obligation had the event occurred prior to the sale of the mortgage loan. Please revise to clarify considering your disclosure regarding representations and warranties in your prospectus supplement related to notes beginning on page S-90. In particular, describe what you mean by "the event" as it is unclear whether you are referencing the breach or the discovery of the breach. Also, describe what you mean by "sale of the affected mortgage loan" as it is unclear whether you are referencing the sale of the loan to the sponsor or the sale of the loan to the issuing entity. Further, it is unclear whether a repurchase obligation would arise if there was a breach of a representation with respect to the loan at the time of origination (e.g., no fraud, error, omission, misrepresentation or negligence on the part of an originator), since those events would occur prior to the sale of the mortgage loan to the issuing entity.

13.   Further, it appears that the sponsor's representations and warranties will be contained in a mortgage loan purchase agreement. Please file a form of the mortgage loan purchase agreement with your next amendment and confirm that you will file the mortgage loan purchase agreement or any other agreement referenced in the pooling and servicing agreement and/or indenture at or before the time of the final prospectus.

Other Financial Obligations Related to the Securities, page 46

14.   We note that derivative instruments may include market value swaps. Please revise to describe how the market value swaps will work.

Federal Income Tax Consequences, page 87

15.   We note on page 115 your disclosure that the tax consequences of holding or selling callable classes will be discussed in the related prospectus supplement. We could not locate this discussion in either supplement. If you intend to issue callable securities or

other exchangeable or redeemable securities, please revise to provide disclosure throughout the registration statement, as appropriate.

Prospectus Summary Related to Notes

Cover Page

16.   Please identify the class designations of the securities offered. Refer to Item 1102(b) of Regulation AB.

17.   Please revise to indicate that you will disclose the principal amount and interest rate or specified rate of return of each class of securities offered. Refer to Items 1102(e) and (f) of Regulation AB.

18.   Please identify each credit enhancement or support provider referenced in Items 1114(b) and 1115 of Regulation AB on the cover page and in the summary. Refer to Items 1102(h) and 1103(a)(3)(ix) of Regulation AB.

Summary of Prospectus Supplement, page S-4

19.   We note that you have bracketed the name of the sponsor. Elsewhere, your registration statement discloses that New Penn Financial, LLC is the sponsor. Please revise to identify New Penn Financial as the sponsor throughout your registration statement.

20.   Please revise the placeholder identifying servicers to provide for the inclusion of each affiliated servicer and each unaffiliated servicer that services 10% or more of the pool assets. Refer to Items 1103(a)(1) and 1108(a)(2) of Regulation AB. Additionally, we note on page 14 of the base prospectus that there may be special servicers in the transaction. Please provide bracketed disclosure where appropriate in the supplements regarding the special servicers.

21.   Please identify the denominations in which the securities may be issued. Refer to Item 1103(a)(3)(iv) of Regulation AB.

22.   Please revise to indicate that you will provide disclosure to the extent that your pre-offering review process or results of the review have any impact on the disclosure of the material characteristics of the asset pool that you present in the summary.

Servicing Fee, page S-10

23.   We note your disclosure that the servicing fee will be calculated based on the "servicing fee rate described in the Indenture." Please revise to indicate that you will disclose the servicing fee rate here.

Ratings, S-11

24.   Please revise your summary to provide placeholders in brackets to identify each rating agency rating the offered securities. Refer to Item 1103(a)(9) of Regulation AB. Please also revise your disclosure on page S-97. Refer to Item 1120 of Regulation AB.

Risk Factors, page S-15

General

25.   Please revise your risk factors to include all risk factors that may be applicable to this prospectus supplement. For example, on page S-44, we note a cross-reference to a risk factor entitled "Pre-offering Review of the Mortgage Loans Underlying the Offered Notes May Not Reveal Aspects of the Mortgage Loan Which Could Lead to Losses"; however, such risk factor is not included in this prospectus supplement.

The Notes are obligations of the Trust only, page S-15

26.   Please revise your risk factor to make it consistent with the language on the cover page under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

Recent developments in the residential mortgage market…, page S-18

27.   We note your disclosure on page S-22 under the subheading "Increase in Proposed Regulations" regarding the establishment of a joint powers authority among the County of San Bernardino, California, the City of Ontario, California and the City of Fontana, California. Please explain why disclosure of this risk is material to investors, including, whether a significant portion of the underlying loans will be related to properties located in this geographical area. If so, please revise this risk factor to clarify that point and provide a separate risk factor disclosing risks related to the concentration of loans in this specific geographical area (and other geographical areas, as applicable).

The Mortgage Pool, page S-33

28.   We note your disclosure that the mortgage pool will be presented as of a cut-off date. We also note your disclosure on page S-46 that the description of the mortgage pool is as of the close of business of the cut-off date "as adjusted for the scheduled principal payments due on or before the date." Please revise to clarify whether your disclosure will assume that payments have been made, as scheduled. If so, also revise here and on page S-42 to disclose that your delinquency disclosure assumes that payments have been made, as scheduled, and does not reflect actual payment activity as of the close of business of the cut-off date.

29.   We note your description of the transfer of the mortgage pool and related mortgage loans on page S-33. The disclosure is inconsistent with disclosure elsewhere in the prospectus supplement describing such transfers, such as your chart on page S-12. For instance, you disclose that "The Sponsor in turn will have acquired the mortgage loans on the Closing Date from [Name of Sponsor]." Further, it is unclear from your description how the issuing entity ultimately receives the mortgage pool. Please revise your disclosure as appropriate.

Pre-Offering Review of the Mortgage Loans, page S-43

Introduction, page S-43

30.   We note your disclosure that the sponsor conducted a review for the purpose of providing reasonable assurance that the disclosure regarding the mortgage pool in the prospectus supplement is accurate in all material respects. Please include a bracketed statement in your disclosure that the sponsor's review does provide such reasonable assurance.

Additional Information, page S-46

31.   We note your statement that in no event will more than 5% of the mortgage loans or mortgage securities deviate from the characteristics of the mortgage loans or mortgage securities set forth in the prospectus supplement. Please confirm whether your representation means that you will disclose changes of 5% or more due to the activity of the loans already identified to be included in the pool. For example, tell us if the representation relates to whether you will disclose changes of 5% or more due to a change in delinquency. We also note your disclosure on page 6 of the base prospectus. Refer also to our comment 28 above.

Mortgage Loan Origination, page S-47

32.   We note that you have identified New Penn Financial, LLC as the "Originator" of the mortgage loans. However, we also note your disclosure that New Penn Financial, LLC acquires a certain amount of mortgage loans through "Correspondents" who are third-party originators. We also note your disclosure on page 8 of the base prospectus that other institutions may originate loans. Please revise to indicate that you will identify any Correspondent or any other originator that originated, or is expected to originate, 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB. Please also provide the information set forth in Item 1110(b) of Regulation AB with respect to any Correspondent or any other originator that originated, or is expected to originate, 20% or more of the pool assets.

The Sponsor, page S-80

33.   Please clarify in your disclosure that the sponsor does not have a significant securitization history.

34.   We note your bracketed representation on page S-81 that there were no repurchases during the calendar year. Please revise the registration statement to indicate that you will include disclosure with respect to the look-back periods described in Item 1104(e) of Regulation AB.

The Depositor, page S-81

35.   Please disclose the date of formation of the depositor and clarify in your disclosure that the depositor is a newly formed entity and does not have a significant operating history.

The Servicing Agreement, page S-83

36.   Provide a clear introductory description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved (including any special servicers) and indicate which parties would be responsible for each servicing criterion set forth in Item 1122(d) of Regulation AB, as applicable. Please consider, in addition to a narrative discussion, providing the information in a graphic or tabular format if doing so will aid understanding.

Originators and Servicers, page S-84

37.   We note your cross-reference to the prospectus supplement related to the certificates. Each prospectus supplement is considered a separate document and should contain the entirety of the disclosure applicable to it. Please refrain from cross-referencing disclosure set forth in a separate prospectus supplement and revise your disclosure here to include all applicable information.

38.   It is unclear to us why biographical disclosure about an originator would be described with the servicing agreement. See also our comment 32 above. Please revise or advise.

Affiliations, Relationships and Related Transactions, page S-97

39.   Please revise your disclosure to discuss the relationship between the issuing entity and the depositor and any other affiliated parties. Refer to Item 1119 of Regulation AB.

40.   To the extent the Equity Certificates are expected to be issued to a transaction party or its affiliates, please provide disclosure as appropriate.

Annex A – Static Pool Information

41.   Please provide the form of Annex A.

Part II – Information Not Required in Prospectus

Undertakings, page II-3

42.   We note your Item 512(l) undertaking in which you undertake that the information
        provided in response to Item 1105 of Regulation AB through a Web site is deemed to be
        a part of the prospectus in the registration statement. Item 312 of Regulation S-T, which
        permitted issuers to provide static pool information through a Web site, was a temporary
        accommodation that expired on June 30, 2012. Please delete the Item 512(l) undertaking
        given the expiration of Item 312 of Regulation S-T and any other statement in the
        registration statement of the provision of static pool information through a Web site.

                         *   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

       You may contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262, or me at (202) 551-3313, with any other questions.

                Sincerely,

                /s/ Rolaine S. Bancroft

                Rolaine S. Bancroft
                Acting Office Chief

cc: Paul D. Tvetenstrand, Esq.
       SNR Denton US LLP